SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                               ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)


            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F
                                    ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No  X
                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               ASTRIS ENERGI INC.


FORM 6-K TABLE OF CONTENTS


1. Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the three month period ended March 31, 2001.


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                                                         ASTRIS ENERGI INC.
                                                         CONSOLIDATED INTERIM
                                                         FINANCIAL STATEMENTS
                                                         (Canadian Dollars)
                                                         (unaudited)
                                                         March 31, 2001 and 2000

ASTRIS ENERGI INC.
CONSOLIDATED INTERIM BALANCE SHEET
(Canadian dollars)
(unaudited)
March 31                                           2001               2000
--------------------------------------------------------------------------------
ASSETS
Current
     Cash                                     $   11,204
     Receivables                                  53,187
     Prepaid expenses and deposits                 1,050
     Marketable security                                              8,101
     Investment tax credits refundable            61,000
     Deferred costs                               75,483
                                              ----------         ----------
                                                 201,924            414,067

Long term investment                                                 49,999
Capital assets                                     5,001
                                              ----------         ----------

                                              $  206,925         $  464,066
                                              ----------         ----------
--------------------------------------------------------------------------------

LIABILITIES
Current
     Payables and accruals                    $  482,678         $  486,070
     Goods and Services Tax payable               14,438             41,594
     Notes payable                                                   24,357
                                              ----------         ----------
                                                 497,116            552,021

Advances from related parties                    459,787            452,491
                                              ----------         ----------
                                                 956,903          1,004,512
                                              ----------         ----------

SHAREHOLDERS' DEFICIENCY
Share capital                                  1,435,298          1,086,676
Deficit                                       (2,185,276)        (1,627,122)
                                              ----------         ----------
                                                (749,978)          (540,446)
                                              ----------         ----------

                                              $  206,925         $  464,066
                                              ----------         ----------

--------------------------------------------------------------------------------


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ASTRIS ENERGI INC.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
(Canadian dollars)
(unaudited)
Three months ended March 31                        2001               2000
--------------------------------------------------------------------------------

REVENUE                                      $    11,629        $     1,020
                                             -----------        -----------

EXPENSES
     Subcontract                                 178,111
     General and administrative                   57,315                980
     Professional fees                             7,812              8,536
     Interest                                      3,000
     Amortization                                    301
                                             -----------        -----------
                                                 246,539              9,516
                                             -----------        -----------

Net loss before the following                   (234,910)            (8,496)

     Gain on sale of marketable security          38,089            334,249
                                             -----------        -----------

Net (loss) earnings for the period              (196,821)           325,753

Deficit, beginning of period                  (1,988,455)        (1,952,875)
                                             -----------        -----------

Deficit, end of period                       $(2,185,276)       $(1,627,122)
                                             -----------        -----------


Net (loss) earnings per common share         $    (0.016)       $     0.030
                                             -----------        -----------

--------------------------------------------------------------------------------


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ASTRIS ENERGI INC.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(Canadian dollars)
(unaudited)
Three months ended March 31                        2001               2000
--------------------------------------------------------------------------------

OPERATING
Net (loss) earnings for the period           $  (196,821)       $   325,753
Item not requiring cash
     - amortization                                  301

Gain on sale of marketable security              (38,089)          (334,249)
Net change in non-cash working capital
     balances related to operations               97,512             (8,133)
                                             -----------        -----------
                                                (137,097)           (16,629)
                                             -----------        -----------
INVESTING
Proceeds on sale of marketable security           89,539            376,147
                                             -----------        -----------
                                                  89,539            376,147
                                             -----------        -----------
FINANCING
Advances from related parties                     42,500
                                             -----------        -----------
                                                  42,500
                                             -----------        -----------

Net (decrease) increase in cash during the year   (5,058)           359,518

Cash, beginning of year                           16,262              4,854
                                             -----------        -----------

Cash, end of year                            $    11,204        $   364,372
                                             -----------        -----------

--------------------------------------------------------------------------------


Net change in non-cash operating working capital

     Receivables                             $    (4,495)       $     1,216
     Prepaid expenses and deposits                33,646
     Deferred costs                              (11,180)
     Current liabilities                          79,541             (9,349)
                                             -----------        -----------

                                             $    97,512        $    (8,133)
                                             -----------        -----------

--------------------------------------------------------------------------------


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASTRIS ENERGI INC.


                                             By:  /s/ Jiri K. Nor
                                                --------------------------
                                                     President


Date May 30, 2001